[Form of Press Announcement]

27 October 1997

               GENERAL ELECTRIC CAPITAL CORPORATION ("GE CAPITAL")

          RECOMMENDED CASH OFFER FOR CENTRAL TRANSPORT RENTAL GROUP PLC
                                     ("CTR")
                                FURTHER EXTENSION


         The Offer by GE Capital to acquire the whole of the issued and to be issued share capital of CTR at 16 pence for each CTR Share and 48 pence for each CTR American Depositary Share ("ADS") was declared unconditional in all respects on 3 October 1997 and the Subsequent Offer Period began. The Subsequent Offer Period has been extended to 10.00 p.m. (London time), 5.00 p.m. (New York City time) on 21 November 1997. Holders of CTR Shares who accept the Offer during the Subsequent Offer Period will be paid promptly after the receipt of such acceptances complete in all respects. Holders of CTR Shares and/or CTR ADSs do not have the right to withdraw their acceptances of the Offer during the Subsequent Offer Period.

         By 10.00 p.m. (London time), 5.00 p.m. (New York City time) on 24 October 1997 valid acceptances of the Offer had been received in respect of 717,383,218 CTR Shares (including 381,628,470 CTR Shares represented by CTR
ADSs) representing approximately 97.2 per cent of CTR's current issued share capital.

         The above acceptances include acceptances by one director of CTR in respect of his personal holding of 20,000 CTR Shares and acceptances by six shareholders who, prior to the commencement of the Initial Offer Period, had undertaken to accept the Offer in respect of 264.8 million CTR Shares and 21.3 million CTR ADSs (together representing 44.5 per cent of CTR's current issued share capital).

         A further director of CTR had intended to accept the Offer in respect of shares arising from exercise of his personal holding of options in respect of 2 million CTR Shares but has instead accepted cash cancellation in lieu of exercise.

         Save as disclosed herein, neither GE Capital nor any persons acting in concert with GE Capital owned any CTR Shares or rights over CTR Shares on 1 August 1997 (the latest date practicable prior to the commencement of the Initial Offer Period). Neither


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GE Capital nor any persons acting in concert with GE Capital have acquired or agreed to acquire any CTR Shares or rights over CTR Shares during the Initial Offer Period.

END


Enquiries:

GE Capital
[Christopher Mackenzie                                     0171 302 6125]
Mary Horne                                              001 203 357 6978

Lazard Brothers & Co., Limited                            0171 588 2721
David Anderson

Hill and Knowlton (UK) Limited                            0171 413 3000
Elizabeth Ballard
Andrew Marshall